Filed pursuant to Rule 424(b)(3)

File No. 333-272674

GOLUB CAPITAL PRIVATE CREDIT FUND

SUPPLEMENT NO.3 DATED JUNE 27, 2024

TO THE PROSPECTUS DATED JANUARY 19, 2024, AS AMENDED APRIL 8, 2024 AND MAY 24, 2024

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Golub Capital Private Credit Fund (“we,” “us,” “our,” or the “Fund”), dated January 19, 2024, as amended May 24, 2024 (as supplemented to date, the “prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the prospectus.

The purposes of this Supplement is to update the Prospectus.

The following replaces the second paragraph to the answer to “Will you use leverage?” under the Prospectus Summary:

On July 3, 2023, the Fund entered into an unsecured revolving loan credit facility with the Investment Adviser (the “Adviser Revolver”) which, as of March 31, 2024, permitted the Fund to borrow up to $200 million in U.S. dollars and certain agreed upon foreign currencies and which had a maturity date of July 3, 2026. The Adviser Revolver bears an interest rate equal to the short-term Applicable Federal Rate for quarterly compounding. On December 19, 2023, March 21, 2024 and June 21, 2024, the Fund and the Investment Adviser amended the Adviser Revolver to increase the borrowing capacity from $50 million to $100 million, $200 million, and $300 million, respectively. The other material terms of the Adviser Revolver were unchanged.

The following replaces the paragraph of the subsection titled “Financial Condition, Liquidity and Capital Resources – Revolving Debt Facilities – Adviser Revolver” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in the Prospectus:

Adviser Revolver: On July 3, 2023, we entered into the Adviser Revolver with GC Advisors. As of March 31, 2024, we were permitted to borrow up to $200.0 million at any one time outstanding under the Adviser Revolver. We entered into the Adviser Revolver in order to have the ability to borrow funds on a short-term basis and generally intend to repay borrowings under the Adviser Revolver within 30 to 45 days from which they are drawn. As of March 31, 2024 and September 30, 2023, we had no amounts outstanding under the Adviser Revolver. As of June 21, 2024, we were permitted to borrow up to $300.0 million under the Adviser Revolver.

The following replaces the seventh bullet of the subsection titled “Related Party Transactions” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in the Prospectus:

On July 3, 2023, we entered into the Adviser Revolver with GC Advisors as the lender, pursuant to which GC Advisors has provided us with a $50 million unsecured, revolving line of credit for borrowings on a short-term basis to fulfill our working capital needs. On December 19, 2023, March 21, 2024 and June 21, 2024, we amended the Adviser Revolver to increase the borrowing capacity from $50 million to $100 million, $200 million, and $300 million, respectively.

The following replaces the last paragraph of the section titled “Certain Relationships and Related Party Transactions” in the Prospectus:

We have entered into an unsecured revolving credit facility with GC Advisors as the lender, pursuant to which GC Advisors has provided us with a $300 million unsecured, revolving line of credit for borrowings on a short-term basis to fulfill our working capital needs.